

February 11, 2014

Via E-mail
Dimitrios Goulielmos
President
Cosmos Holdings Inc.
141 W. Jackson Blvd., Suite 4236
Chicago, Illinois 60604

> **Re: Cosmos Holdings Inc. f/k/a Prime Estates and Developments, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed January 3, 2014**
> **File No. 000-54436**

Dear Mr. Goulielmos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the Form 8-K filed January 15, 2014, relating to the resignation of Mr. Panagiotis Drakopoulos as Treasurer (CFO) and Director and the resignation of Mr. Konstantinos Vassilopoulos resigned as Secretary and Director of the Company effective January 13, 2014. Please update your disclosure to provide this information and the reason for such resignations.

2.   We note your revised disclosure in response to comment 2 in our letter dated December 16, 2013. Please supplement your disclosure in the Description of Business section to fully discuss your investment pursuits as a holding accompany beyond the operation of Amplerissimo, if any.

3.   You state on page 6 that Prime Estates will pay GreenEra $5,000 per month for approximately 34 years. We further note your disclosure that you have not had sufficient

time post-acquisition to determine whether or not to proceed with the GreenEra project but, as the agreement expires at the end of the year, you will make a decision prior to that date.   Please revise to clarify the status of the GreenEra project and quantify any liabilities associated with this project.

Item 2.01 Completion of Acquisition or Disposition of Assets

Management's Discussion and Analysis of Financial Condition and Results of Operations of Amplerissimo

Liquidity and Capital Resources, page 14

4.   We note that you are currently working with your auditor to obtain the documentation from your supplier and two customers necessary for the recognition of revenue. Please confirm to us that your Form 10-Q for the period ended September 30, 2013 was reviewed by your new auditor, MaloneBailey LLP, prior to being filed on December 9, 2013.

5.   We have considered your response to comments 1 and 5 in our letter dated December 16, 2013. Considering the absence of proper documentation to substantiate the funds currently in your account, please further supplement your current disclosure to discuss the current status of any services provided, including representations, if true, that those funds you currently possess are for services that the company has already rendered and that you have no outstanding obligations under your informal or undocumented arrangements with respect to such funds. Please also include an enhanced discussion in the general section of the MD&A regarding the potential impact that your inability to substantiate revenues may have on the value of prospective investors' holdings.

6.   Please revise this section to reflect, if true, that the $832,000 you anticipate utilizing to satisfy consulting expenses may be subject to further adjustment in the event you have not satisfied the obligations of your client.

Exhibit 99.1

Audited December 31, 2012 Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 8

7.   Given the significant revisions to this disclosure, please tell us how your former auditor, M&K CPAS, PLLC, determined that it was not necessary to dual date their report on page 2.

<u>Unaudited June 30, 2013 Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 18</u>

8.   We note your revised disclosure in response to comment 9 from our letter dated December 16, 2013. Your response indicates that as part of your revenue recognition procedures your auditor sends out independent confirmations to your customers to determine if delivery has occurred or services have been rendered. Please clarify, as it appears that you are referring to audit procedures, rather than actions taken by the company itself to determine when to recognize revenue. In this regard, you note that when you perform a service to a client of your customer, your customer will verify that the service has been provided in full and you then bill your customer. Please advise us and disclose how your customer verifies that the service has been provided and how you determine that the customer has accepted the service. Please address the procedures for services already provided separately from the new procedures for services that will be provided in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel